UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 12, 2013
(correcting order dated June 14, 2013)

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Codexis, Inc.

File No. 001-34705 - CF#29582

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Codexis, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on April 2, 2013.

Based on representations by Codexis, Inc.that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.5K	through April 2, 2018
Exhibit 10.25	through April 2, 2018
Exhibit 10.26A	through April 2, 2018
Exhibit 10.26B	through April 2, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary